Financial Statements

WEALTH of KNOWLEDGE
ENTERPRISES

December 7, 2022

To Whom It May Concern:

I have reviewed the accompanying balance sheet of Barrett and Benitez as of November 30, 2022 and the related statements of income and cashflows for the 12 months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Barrett and Benitez. A review consists principally of analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles in the United States of America.

Sincerely,



Maya Pierce
Owner, Wealth of Knowledge Enterprises

830 Glenwood Ave SE
Suite 510-201
Atlanta, GA 30316

Barrett & Benitez
Consolidated Balance Sheet
As of November 30, 2022

	Balance as of 12/31/2020	Balance as of 12/31/2021	Balance as of 11/30/2022
ASSETS			
Bank Accounts			
Business Checking (9071)	0.00	0.00	598.46
Business Checking (6775)	88.31	0.00	0.00
Total Bank Accounts	$ 88.31	$ 0.00	$ 598.46
Buildings & Land			
Land Purchase - 61 Laurel Ave	0.00	0.00	20,000.00
Total Buildings & Land	$ 0.00	$ 0.00	$ 20,000.00
TOTAL ASSETS	$ 88.31	$ 0.00	$ 20,598.46
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Total Current Liabilities	$ 0.00	$ 0.00	$ 0.00
Total Liabilities	$ 0.00	$ 0.00	$ 0.00
Equity			
Opening Balance Equity	0.00	0.00	0.00
Owner Investment - B.Barrett	7,230.00	7,271.23	20,136.23
Owner Investment - J.Benitez	0.00	0.00	12,900.00
Retained Earnings	0.00	-7,141.69	-7,271.23
Net Income	-7,141.69	-129.54	-5,166.54
Total Equity	$ 88.31	$ 0.00	$ 20,598.46
TOTAL LIABILITIES AND EQUITY	$ 88.31	$ 0.00	$ 20,598.46

Barrett & Benitez
Consolidated Profit & Loss Statement
As of November 30, 2022

	Total as of 12/31/2020	Total as of 12/31/2021	Total as of 12/31/2022
Income	**0.00**	**0.00**	**0.00**
Expenses			
Advertising /Marketing	387.12	0.00	1,990.00
Bank Fees	132.04	84.57	4.00
Commissions / Purchase Fees	0.00	0.00	672.54
Contract Labor	0.00	0.00	0.00
Interest Paid	0.00	0.00	0.00
Insurance	0.00	0.00	0.00
Legal & Professional Fees	1,710.61	0.00	0.00
Meals	0.00	0.00	0.00
Office Expense	0.00	0.00	0.00
Rent/Lease	0.00	0.00	0.00
Repairs & Maintenance	0.00	0.00	0.00
Supplies	125.92	44.97	0.00
Taxes & Licenses	20.00	0.00	0.00
Travel	0.00	0.00	0.00
Utilities	0.00	0.00	0.00
Wages/Payroll Expense	0.00	0.00	0.00
Other Misc Expenses	4,766.00	0.00	2,500.00
Total Expenses	**7,141.69**	**129.54**	**5,166.54**
Net Income	**-7,141.69**	**-129.54**	**-5,166.54**

Barrett & Benitez
Consolidated Cashflow Statement
As of November 30, 2022

	2020	2021	2022
Operating Cash Flow			
Net Earnings	(7,141.69)	(129.54)	(5,166.54)
Plus: Depreciation & Amortization	-	-	-
Less: Changes in Working Capital	-	-	-
Cash from Operations	(7,141.69)	(129.54)	(5,166.54)
Investing Cash Flow			
Investments in Property & Equipment	-	-	20,000.00
Cash From Investing	-	-	20,000.00
Financing Cash Flow			
Issuance (repayment) of debt	-	-	-
Issuance (repayment) of equity	7,230.00	41.23	25,765.00
Cash From Financing	7,230.00	41.23	25,765.00
Net increase (decrease) in cash	88.31	(0.00)	598.46
Opening cash balance	-	88.31	-
Closing Cash Balance	88.31	-	598.46